Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

October 21, 2005

Entourage Appoints New Director and Continues to Negotiate Additional Saskatchewan Land Claims

Vancouver, Canada: (OTCBB: ETGMF) Entourage Mining Ltd. (the “Company”) announces the appointment of Corey Klassen to its Board of Directors. Mr. Klassen, a Calgary Alberta resident, has an economics background and for the past 10 years has been focusing on Business Development Management for major Canadian Financial Institutions and Mortgage Brokering firms. Mr. Klassen is an active member in the Mortgage Brokers Association of British Columbia (MBABC), The Alberta Mortgage Brokers Association (AMBA), and The Canadian Institute of Mortgage Brokers and Lenders (CIMBL). Mr. Klassen’s expertise in raising capital is a welcome addition to the Company.

In other news and further to the Company’s news release of October 20, 2005, the Company is involved in ongoing negotiations with CMKM Diamonds, Inc. to acquire CMKM Diamond, Inc,’s 25 per cent earn-in interest in Saskatchewan mineral claims S-137714-S137717. Presently, the claims are held on a 50-50 basis by United Carina Resources (TSX.V:UCA) and Consolidated Pine Channel (TSX.V:KPG). CMKM Diamonds Inc. is earning an interest in these claims and, when the earn-in obligations are complete, the property will be equally owned as to 25 per cent each, that is: United Carina 25 per cent, Consolidated Pine Channel 25 per cent, CMKM Diamonds 25 per cent and U.S. Canadian Minerals 25 per cent.

The claims include the Carolyn kimberlite pipe and United Carina reported in an October 18, 2005 news release that in a five-hole drill program on this pipe in 2004, samples from one of the holes tested for diamond content. Only two micro-diamonds were recovered, but further testing will probably be conducted on other samples from the drill holes.

The Company expects to make an announcement about the terms of the negotiations should an agreement be reached. There is no NI 43-101 compliant report completed on these claims and there is no assurance that the Company will be successful in reaching a definitive agreement.

For more information call Craig Doctor at 604-278-4656 Contact: Craig Doctor craig@entouragemining.com

On behalf of the Board,

“Gregory F Kennedy”
Gregory F Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company’s filings on the SEDAR continuous disclosure system in Canada.

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com